Annual General Meeting of Shareholders of Purple Biotech Ltd.

Date: June 15, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
Proposal 1:	To approve the election of Simcha Rock to serve as a second class director, for a three-year term until the annual general meeting to be held in 2026, and until his successor is duly elected and qualified.	☐	☐	☐
Proposal 2(a):	To approve the grant of equity-based awards to each of the members of the Board of Directors of the Company (other than Isaac Israel, who also serves as Acting Chief Executive Officer of the Company) who shall serve in such capacity as of immediately following the Meeting.	☐	☐	☐
Proposal 2(b):	To approve the grant of equity-based awards to Isaac Israel, a director and Acting Chief Executive Officer of the Company.	☐	☐	☐
Proposal 3:	To approve the terms of engagement of Mr. Isaac Israel as the Company's Acting Chief Executive Officer.	☐	☐	☐
Proposal 4:	To approve the payment to Mr. Isaac Israel of the discretionary portion of his 2021 and 2022 annual bonuses for his former service as the Company's Chief Executive Officer.	☐	☐	☐
Proposal 5:	To approve the payment to Dr. Eric Rowinsky, the Chairman of the Company's Board of Directors, of an additional fee for service as Chairman of the Company's Medical and Clinical Committee.	☐	☐	☐
Proposal 6:	To approve and adopt an amended and restated Compensation Policy for executive officers and directors.	☐	☐	☐
Proposal 7:	To approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company's independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2026.	☐	☐	☐

Do you have a "personal interest" (within the meaning of the Israel Companies Law, 5799 – 1999 (the "Companies Law"), as described below and in the Proxy Statement for the Meeting) in Proposal 2(b), Proposal 3, Proposal 4 or Proposal 6 (check or mark "X" clearly in the applicable column)? Votes cast on Proposal 2(b), Proposal 3, Proposal 4 and Proposal 6 will not be counted, unless "yes" or "no" has been specified as to whether you have a "personal interest" with respect to such proposal.

Under the Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

		Yes	No
Proposal 8:	The undersigned has a personal interest in Proposal 2(b)	☐	☐
Proposal 9:	The undersigned has a personal interest in Proposal 3.	☐	☐
Proposal 10:	The undersigned has a personal interest in Proposal 4.	☐	☐
Proposal 11:	The undersigned has a personal interest in Proposal 6.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________ Please Date Above

____________________ Please Sign Here

____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Annual General Meeting of Shareholders of Purple Biotech Ltd. to be Held on June 15, 2023 for Holders as of May 8, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. June 9, 2023.

To review AGM related materials, including the full Proxy Statement, please visit: https://purple-biotech.com/Investors/#shareholderMeet

PROXY TABULATOR FOR

PURPLE BIOTECH LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Purple Biotech Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on June 9, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Purple Biotech Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 8, 2023** at the **Annual General Meeting of Shareholders** of **Purple Biotech Ltd.** to be held on **June 15, 2023**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
PURPLE BIOTECH LTD.
P.O. BOX 8016
CARY, NC 27512-9903